U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                             Commission File Number


                            EMPS RESEARCH CORPORATION
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)


            UTAH                                                 87-0669131
-------------------------------                              ------------------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


 875 Donner Way, Unit 705, Salt Lake City, Utah                     84108
------------------------------------------------                 -----------
   (Address of principal executive Offices)                       (Zip Code)


                    Issuer's telephone number: (801) 582-1881


           Securities to be registered under Section 12(b) of the Act:

            Title of each class                Name of each exchange on which
            to be so registered                each class is to be registered
          ----------------------              --------------------------------
                   N/A                                        N/A


         Securities to be registered under Section 12(g) of the Act:

                                     COMMON
                                ---------------
                                (Title of Class)


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

                                TABLE OF CONTENTS


PART I.

Item 1.  Description of Business

Item 2.  Plan of Operations

Item 3.  Description of Property

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Item 5.  Directors, Executive Officers, Promoters and Control Persons

Item 6.  Executive Compensation

Item 7.  Certain Relationships and Related Transactions

Item 8.  Description of Securities


PART II.

Item 1.  Market Price of and Dividends on the Company's Common Equity and Other
            Shareholder Matters

Item 2.  Legal Proceedings

Item 3.  Changes in and Disagreements with Accountants

Item 4.  Recent Sales of Unregistered Securities

Item 5.  Indemnification of Directors and Officers

PART F/S

Index to Financial Statements

PART III.

Item 1.  Index to Exhibits

SIGNATURES

                                     PART 1


Item 1.  Description of Business

Company History and Business

         EMPS Research Corporation (the "Company") was incorporated under the laws of the state of Utah on January 30, 2001, for the purpose of researching and developing commercial applications for patented technology for a high frequency eddy current separator, which may be used to separate nonmagnetic particulate materials from other materials without chemicals, heat or water. The patented technology was originally acquired by the Company's parent company, EMPS Corporation, a Nevada corporation, from Particle Separation Technologies, L.C., a Utah limited liability company. The Company is a majority owned subsidiary of EMPS Corporation and is in the development stage.

         In February, 2001, the Company acquired Patent No. 5,439,117 issued August 8, 1995, continuation in part Patent No. 5,772,043 issued June 30, 1998 and continuation in part Patent No. 6,095,337 issued on August 1, 2000, from EMPS Corporation. The three patents are titled "System and Method for Separating Electronically Conductive Particles." The Company received all right, title and interest in and to the said inventions and patents in exchange for 1,000,000 restricted common shares of EMPS Research Corporation valued at the patents' book value of $2,636 and EMPS Corporation provided the Company with $2,100 cash and paid organizational costs of $264.

         On December 23, 2002, the Company filed an amendment to its Articles of Incorporation effecting a one for three forward stock split resulting in an increase of the issued and outstanding common stock from 1,000,000 shares to 3,000,000 shares.

         The Company's business activity is focused on continuing research and development efforts to develop and test prototype equipment derived from the patents. The Company has primarily funded its research and development activities from a research grant awarded to the Company from the Department of Energy's Office of Industrial Technologies 2000 Inventions and Innovation program. The research grant was received by the Company in January of 2001 in the amount of one hundred ninety-nine thousand dollars ($199,000). To date the Company has spent approximately $140,000 of the grant.

Description of the Company's Technology

         The Company is engaged in the business of developing, marketing and licensing its patented technology for use in commercially separating nonmagnetic particulate material by building and testing a High Frequency Eddy-Current Separator ("HFECS"). The Company is developing a prototype primarily for use in recovering metals at foundries and smelters. The Company anticipates that the HFECS prototype will be capable of separating 500 pounds of particles or materials per hour.

         No known system or method exists in industry for commercially separating nonmagnetic fine particulate material, such as gold, from other materials without chemicals, heat or water. These current methods are expensive and can be environmentally unsafe.

         When water is used as a separation medium, the water carries the particles through machinery, over vibrating tables or centrifugal apparatuses that utilize specific gravity in the separation process. When water is available, its usage often requires significant capital expenditures for pumping systems, infrastructure and maintenance. Water separation systems can be seasonally restrictive due to weather considerations. After separation, additional energy is needed for the drying processes to remove the moisture from the separated material.

         Chemical methods require great planning and care. Without proper handling and disposal of the caustic chemicals typically used in these processes, environmental disasters can occur. The long-term environmental effects of chemical separation are only now beginning to be understood. Usually, drying processes are needed to remove the moisture from the separated material.

         Methods utilizing heat require strict attention to the toxic gases created in the energy- intensive burn process. Scrubbers and other apparatuses are needed to capture furnace emissions.

         The Company's invention, uses novel principles that allow separation of electrically conductive, nonmagnetic fine particles in a laboratory setting. Applying the Company's technology on a full-scale basis may be more efficient and safe than other technologies. The Company's technology, however, may prove to be ineffective, uneconomical and may not achieve market acceptance on a full-scale or commercial level. That is why the Company is producing a prototype for further testing and use to determine its feasibility on a commercial scale.

         Electrodynamic separation of nonmagnetic free-flowing materials is accomplished by introducing the material into a region of magnetic field gradient that fluctuates with time. The variable field induces magnetic dipoles in the conducting particles of the material, producing electrodynamic forces that deflect the electrically conducting particles from the imposed magnetic field. Therefore, when feed material is passed through the magnetic field, the conducting particles are separated from the feed material. Research derived from mathematical and actual working models indicate that the invention should specifically address this problem in industry.

         The Company employs the use of an alternating magnetic field in certain configurations to produce an electromagnetic force with frequencies set according to the specific resistivity and size of the particulate material which is to be separated from other material.

         Independent tests were performed on the Company's technology by the Department of Metallurgical Engineering at the University of Utah. After careful consideration by the faculty, it was determined that these experiments warranted special Departmental attention due to the unique nature of the novel principles involved. Independent test results with supporting calculations, data and experiments were implemented by a special team, including two faculty members, and are described by graduate student, Dongman Kim, in a Master's Thesis entitled "Electrodynamic Separation of Conducting Particles in an Alternating Magnetic Field" published in November, 1998. The Thesis concludes:

         "In this study, separation of conductive materials from mixed particles has been proved to be successful. Based on what is reported here, a pilot-scale unit can be built for further scale-up to a larger industrial-size unit."

         It is this prototype or "pilot-scale" unit that is the focus of the Company's financial and technical resources.

         The Company's invention provides a system and method for separating electrically conductive, nonmagnetic fine particles which could not otherwise be separated using flotation or filtration schemes. Further, the Company's invention provides a system and method for separating electrically conductive, nonmagnetic fine particles using characteristics such as the specific resistivity and the size of the particle to determine the separation of one material from other materials.

         The Company's invention provides a system for first separating electrically conductive particulate material from one or more other materials. The invention is particularly intended for use with materials in particulate form but can also be used with materials in other forms. The Company's invention can also be used in conjunction with other separation technologies, such as flotation and filtration, which are known in the art. For example, the separation techniques of the present invention can be used before or after materials have been subjected to other separation techniques known in the art.

         The Company's invention includes means for localizing a magnetic field at a first location. The magnetic field is an alternating or oscillating field. In contrast with prior technology, the present invention considers the size of the particle when selecting the frequency. As the size of the particle to be separated decreases, the frequency increases.

         The Company's invention exploits the characteristics of particle electrical specific resistivity and particle size. Thus, in contrast to the previously proposed schemes, the present invention considers the size of the particles in the separation process. For example, some embodiments of the present invention preferably include means for sorting particles having a diameter not larger than about five millimeters and more preferably not larger than about two millimeters. Embodiments of the present invention may also comprise means for measuring the size of the particles of the electrically conductive particulate material so that the operation of the system can be adjusted for best efficiency. Moreover, in contrast to the previously proposed schemes, the present invention considers the specific resistivity of the particles in the separation process.

         Included in the Company's invention is a means for generating an alternating current and for applying it to the means for localizing a magnetic field. The frequency of the alternating current is set according to the specific resistivity or conductivity of the desired material and the size of the particles comprising the desired material. Selected embodiments of the present invention preferably include means for increasing the frequency of the alternating current as the size of the first particles decreases.

         The means for localizing a magnetic field and the means for generating an alternating current cooperate together to create an alternating magnetic field at a location, for example the gap, where separation occurs. Separation occurs as a result of the alternating magnetic field deflecting the path of the desired material in a different amount than the other material present in the stream is deflected. Structures are also included to function as a means for gathering the first particles as they are separated from the material stream.

         The method of the Company's invention preferably includes the steps of generating an alternating magnetic field, introducing a stream of particles into the magnetic field, the stream of particles including both the desired first particles and undesired second particles. The step of adjusting the frequency of the alternating magnetic field is carried out according to the specific resistivity and the size of the first particles. By properly adjusting or choosing the frequency of the alternating magnetic field, the first particles are imparted a trajectory which is different than the trajectory of the other particles in the particle stream. In order to adjust for the size of the particles, the Company's invention increases the frequency of the alternating magnetic field as the size of the first particles decreases.

         Since the size of the particles greatly influences the separation process, it may be desirable to pre-sort the particles according to size or adjust the size of the particles before being subjected to the alternating magnetic field. Moreover, it is desirable to adjust the velocity of the particles in the particle stream as they enter the magnetic field.

         The particle stream is subjected to the magnetic field for a period of time while the first particles are gathered into one location and the remaining material gathered into another location. The Company's invention has particular application for separating particles of gold from other materials.

         On a laboratory level, the Company's invention separates electrically conductive, nonmagnetic particles based upon the particle's size and the particle's specific electrical resistivity. We believe that applying our technology on a full-scale basis, one type of desired electrically conductive, nonmagnetic particle can be readily separated commercially from other undesired electrically conductive, nonmagnetic particles. Even if the desired and undesired particles are of substantially the same particle size, but the particles have different specific electrical resistivities, the particles can be separated from one another, using the Company's invention.

         The Company believes its invention can be carried out so that particles can be separated from each other in a batch-by-batch fashion or in a continuous flow process. The continuous flow process is presently preferred and more efficient.

         Further, the Company's invention provides a system and method for separating electrically conductive nonmagnetic materials which does not rely on moving mechanical parts to achieve a separation of the particles. The Company's invention also provides a system and method for separating electrically conductive, nonmagnetic particles by producing a magnetic field that induces eddy currents in the particles and causes movement of the particles which are to be separated. Both the electrical conductivity and the size of the particle determine the separation of one type of particle from other types of particles.

Research and Development

         The Company is working to develop and demonstrate a High-Frequency Eddy-Current Separator ("HFECS") prototype. Research and development began in February 2001 and is scheduled to be completed in the third quarter of 2003. At that time the prototype is expected to be a fully operational piece of equipment. The Company does not plan to manufacture the equipment; rather, it plans to research and develop and test the prototype. If and when testing proves to be successful, the Company will seek to license the technology for marketing and manufacture. The Company expects that the prototype will work in smaller commercial settings.

         On August 14, 2001, the Company entered into a Subcontract Agreement with the University of Utah. The Subcontract Agreement commenced on August 15, 2001 and will continue in effect until August 14, 2003. The Subcontract Agreement calls for the University of Utah Department of Metallurgical Engineering to test the equipment design and implementation, test a working prototype, and to do the needed data analysis and computer modeling. The Subcontract Agreement contemplates that the University of Utah will be paid approximately $105,000 over a two-year period for these services. As of December 31, 2002, the University of Utah had been paid approximately $47,692. This Subcontract Agreement may be terminated at any time by either party by written notice. Termination will not relieve either party of any obligation or liability accrued prior to termination.

         The Company also anticipates that $72,000 will be needed to design, fabricate, and test the initial prototype. The Company is using Altaire Systems L.C. ("Altaire Systems") to design, fabricate, assemble and test the initial prototype. Altaire Systems is an electronics lab in Ogden, Utah, and is not affiliated with the Company or any of its officers, directors or control shareholders. Altaire Systems is performing these services pursuant to periodic work orders placed by the Company. As of December 31, 2002, Altaire Systems had been paid approximately $71,820.

         In total, the Company has spent approximately $140,080 on research and development from inception through December 31, 2002.

Patents

         The Company owns U.S. Patents 5,439,117, 5,772,043, and 6,095,337, each entitled "System and Method for Separating Electrically Conductive Particles." The patents were issued on August 8, 1995, June 30, 1998, and August 1, 2000, respectively. All three patents expire December 21, 2013. These patents cover the technology which allows the Company to separate nonmagnetic particles from feed material. These patents are very important to the Company's business and add significant value because they give it an exclusive right to the covered technology. Moreover, in the event someone else attempts to use this technology before the patents expire, the Company may have a right to recover damages from that party.

         While the Company believes it could continue to operate following the expiration of the patents, the Company believes its business will be adversely effected. Once the patents expire, the information covered by them will become part of the public domain. It is anticipated that few purchasers would be willing to pay the Company for a license for its technology when it is part of the public domain. Similarly, once this information becomes part of the public domain, others could use that technology to compete directly with the Company, which could adversely effect the Company's business.

Competition

         The Company operates in a highly competitive environment against companies that have greater resources than the Company. There are many occasions in scientific and industrial applications where materials must be separated from one another. Particularly in the mining industry, valuable metals must be efficiently separated from other materials which are found in ore. In many industrial applications, separation of particles having different sizes and densities relies on the earth's gravity as well as some additional process such as filtration. All such arrangements which have been devised utilizing gravity to separate particles of different densities include one or more drawbacks as are recognized in the art. For example, such arrangements may require water as a carrier for the particles to be separated. Disadvantageously, the water must be removed from the particles after separation. Moreover, in some mining locations, water is not readily available.

         To provide efficient separation without water, various apparatus and techniques have been proposed which also utilize some electromagnetic properties of materials, rather than density alone, to separate materials. While the task of separating magnetic materials from non magnetic materials is a relatively easy one, the task of separating a nonmagnetic material from other nonmagnetic materials utilizing the magnetic properties of the materials has been the subject of research in the industry. Still, many problems and drawbacks exist with the proposed schemes. Particularly in the mining industry, there have been numerous attempts to separate materials from one another, for example gold from other materials, based on the differing magnetic properties of the materials.

         One example of a previous scheme is represented by U.S. Pat. No. 5,057,210 to Julius. The Julius reference recognizes that the creation of eddy currents in conductive materials allows a magnetic field to move a nonmagnetic material. The Julius reference, however, utilizes a rotating permanent magnet to mechanically generate a changing magnetic field.

         Another example of a previous scheme is represented by U.S. Pat. No. 5,161,695 to Roos. The Roos reference also recognizes that the creation of eddy currents in conductive materials allows a changing magnetic field to move particles of a nonmagnetic material. The Roos reference, however, utilizes permanent magnets, as does the Julius reference. The scheme of the Roos reference is ineffective.

         By relying on mechanically generated fields through the use of rotating permanent magnets, the Julius and Roos technologies fail to recognize an additional critical aspect of the use of induced eddy currents in electrically conductive, nonmagnetic materials. Electromagnetically generated induced eddy currents, such as those created by the Company's technology, are capable of producing much higher frequencies and stronger field currents, which allow for separation of a significantly broader range of particulate sizes.

         The primary objective of the Company's invention is to provide a practical system and method for separating electrically conductive nonmagnetic fine materials. It is also an object of the Company's invention to provide a system and method for separating electrically conductive nonmagnetic materials which does not rely on moving mechanical parts to achieve separation of the materials. It is further the object of the Company's invention to provide a system and method for separating electrically conductive nonmagnetic fine materials from each other which does not require any liquid.

Advertising and Marketing Strategy

         The Company plans to focus its operations on developing a functional prototype and to seek contracts for licensing its technology for third party manufacturing and use. It is unlikely the Company will secure any licensing agreements until the prototype is further along in its development. Until the time a functional prototype is constructed, approximately the end of the third quarter of fiscal 2003, the Company's advertising and marketing will be limited.

         The Company's marketing efforts, if any, will be primarily directed towards potential licensees of its technology to third parties. The Company may begin immediately seeking such relationships through limited advertizing and marketing through interaction with the target industry and direct contact sales. The Company may seek further exposure through trade journals and symposia. Additionally, the Company may also position itself to assist in environmental clean-up operations through existing companies involved in governmental projects.

Employees

         The Company currently has no full time employees. The officers and directors work on a part time, as needed, basis with no commitment for full time employment. The Company also has a part time project manager. Raj Rajamani and Vladimir Saveliev have agreed to consult with the Company on an as needed basis. Rajamani and Saveliev will be compensated on an as used hourly basis. Rajamani is to be compensated at a rate of $45.10 per hour and will be compensated through the subcontract agreement with the University of Utah. Saveliev is to be compensated at a rate of $31.75 per hour. To date, the Company has not used the services of Saveliev, nor has he received any compensation from the Company. The Company does not foresee hiring any further employees until revenues and operations warrant the addition of employees.

Reports to Security Holders

         The Company will become subject to the informational requirements of the Securities Exchange Act of 1934, (the "Exchange Act") sixty days after this registration statement is filed with the Securities and Exchange Commission ("Commision") and will file reports and other information with the Commission. The public may read and copy materials filed by the Company with the Commission at their Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company will be an electronic filer and the Commission maintains an Internet site that will contain reports and other information regarding the Company which may be viewed at http://www.sec.gov.


Item 2:  Plan of Operations

Development of Proto-Type

         The Company's primary operations are to develop and demonstrate its HFECS prototype.

         On or about January 16, 2001, the Company received a research grant in the amount of $199,000 from the Department of Energy ("DOE"), through its Office of Industrial Technologies 2000 Inventions and Innovation ("I&I") program for use in developing an HFECS prototype.

         Altaire Systems is assisting the Company in designing, fabricating and assembling the prototype HFECS. Altaire Systems will also be responsible for field testing and training. Altaire Systems began work on the prototype in February 2001 and has finished much of the design, fabrication and assembly of the initial prototype. Based on the work remaining to be completed, the Company expects Altaire Systems to finish the initial prototype for testing during the third quarter of 2003. The funds to pay Altaire Systems have and will come from the I&I grant money.

         The Company has retained the University of Utah to test and analyze equipment design and implementation, test working scale models and perform the needed data analysis and computer modeling once the prototype is fully functional. The University of Utah will also assess and develop a plan for commercializing the technology. For these services, the University of Utah will receive an estimated total of $104,968. The funds to pay for these services have and will come from the I&I research grant received by the Company.

         As of December 31, 2002, the Company had spent approximately $140,000 of the I&I grant money. The Company paid $20,000 to Stephen Smoot, a related party, in project management fees. The Company does not expect to pay any additional project management fees. As of December 31, 2002, the Company had paid the Altaire Systems approximately $71,820 and the University of Utah approximately $47,692.

         By the end of the third quarter of 2003, the Company anticipates that the prototype will be a fully operational piece of machinery. The Company does not plan to market or manufacture the equipment. Rather, it plans to research, develop and test the prototype. If and when testing proves to be successful, the Company will seek to license the technology for marketing and manufacture. The Company expects that the prototype will work in smaller commercial settings.

         It is the Company's intent to pursue outside sources through licensing agreements to market and exploit the commercial applications of this technology. To date, however, the Company has made limited contacts with outside sources and no firm commitments or license arrangements are in place.

         The Company believes it can satisfy its current cash requirements for the next twelve months from the remaining proceeds of the I&I grant and from funds raised through a private off-shore sale of stock to a non-U.S. person in December 2002. Thereafter, the Company will need to seek additional funding to finance operations. To raise additional capital, the Company may have to sell additional equity securities in accordance with federal and state securities laws. The Company may also seek additional funds through debt financing.

         In addition, the Company has been invited by the DOE to make application for the DOE NICE(3) grant in conjunction with the Utah Engineering Experiment Station at the University of Utah and the University's industry partners in Utah. The NICE(3) grant is a cost sharing program for projects that develop and demonstrate advances in energy efficient and clean production technologies. To date the Company has not actively pursued this grant. It does, however, plan to seek an industry partner through the University of Utah and make application for said grant if and when an industry partner is secured.

Distribution Proposal

         The Company has been informed that management of its parent company, EMPS Corporation, plans to pursue a spin-off of the Company to the shareholders of EMPS Corporation by making a pro-rata distribution of its 3,000,000 shares of Company common stock to EMPS Corporation shareholders (the "spin-off"). The shares held by EMPS Corporation represent 90.9% of the currently issued and outstanding common shares of the Company. The proposed spin-off will be effected without registering the distribution of shares to the shareholders of EMPS Corporation with the Securities and Exchange Commission pursuant to its Staff Bulletin 4 which sets forth the conditions to be met by corporations effecting spin-off distributions without registration of the shares.

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

         The management of the Company is in agreement with EMPS Corporation that a spin-off transaction will benefit both corporations. Since EMPS Corporation completed the acquisition of Caspian Service Group, Ltd in July 2002, the major focus of EMPS Corporation has been the development of the business operations of Caspian Services Group Ltd. Caspian Services Group Limited, is engaged in the oil and gas services industry in the oil rich Kazakhstan sector of the Caspian Sea. EMPS Corporation and the Company's management agree that the business focuses of the corporations are distinct and each may have greater success in their particular industry if the Company is no longer a subsidiary of EMPS Corporation.

         It is believed that a spin-off will allow the Company to pursue needed financial investment and attract management assistance suited for a technology development company if the spin-off is effected. Each corporation would be able to concentrate attention and financial resources on its respective business activities, without regard to the objectives and policies of the other business. As independent businesses each would be able to offer employee incentives tied directly to the results of the respective business activities. In addition, the spin-off would allow investors to better evaluate each business, negotiate financing terms focused on the distinct activities of each business and thereby improve the likelihood that each corporation will achieve its objectives.

         The EMPS Corporation shareholders would not be required to provide consideration for the Company shares received in a spin-off distribution. Each EMPS Corporation shareholder would have the same proportionate interest in EMPS Corporation and the Company both before and after the spin-off.

         The spin-off distribution will be subject to furnishing certain information regarding the Company to both the EMPS Corporation shareholders and to the trading markets. One of the purposes of filing this registration statement to register the common shares of the Company pursuant to section 12(g) of the Securities Exchange Act of 1934 will be to provide information regarding the Company to the trading markets prior to affecting the spin-off distribution.


Item 3:  Description of Property

Property & Facilities

         The Company uses one-quarter of an 800 square foot office condominium located at 875 Donner Way, Unit 705, Salt Lake City, Utah 84108 for its corporate offices. The Company currently pays no rent for this space pursuant to a verbal agreement with Particle Separation Technologies, L.C. This free rent is of nominal value. There is no lease agreement with Particle Separation Technologies, L.C. If at any time Particle Separation Technologies, L.C., decides it needs or wants the space, the Company has no right to continue to occupy the space and could be forced to move.

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

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The term "beneficial owner" refers to both the power of investment and the right to buy and sell shares of EMPS. It also refers to rights of ownership or the right to receive distributions from EMPS and proceeds from the sale of EMPS shares. Since these rights may be held or shared by more than one person, each person who has a beneficial ownership interest in shares is deemed to be the beneficial owners of the same shares because there is shared power of investment or shared rights of ownership.

Type of                                      Amount & Nature of
Security     Name and Address                Beneficial Ownership     % of Class

Common       Louis Naegle                          -0-                    -0-
             1020 E. 900 N.
             Bountiful, UT 84010

Common       Timothy L. Adair                      -0-                    -0-
             4811 S. 1115 E.
             Salt Lake City, UT 84117

Common       EMPS Corporation                   3,000,000                90.9
             2319 Foothill Blvd, #250
             Salt Lake City, Utah 84109

Common       Techgrand Company, Ltd.             300,000                 9.1
             Room 304, Arion Commercial Cntr
             2-12 Queens Road West
             Hong Kong, PR of China

All officers and directors                         -0-                   -0-
as a group (2 persons)
                                                 ---------               ---
                  TOTAL                          3,300,000               100%
                                                 =========               ===

         Mr. Naegle and Mr. Adair are officers and directors of the Company.

Change in Control

         To the knowledge of the management, there are no present arrangements or pledges of the Company's securities that may result in a change in control of the Company other than those discussed in the Plan of Operations relating to the potential spin-off distribution to EMPS Corporation shareholders.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

         The following table sets forth the Company's directors, executive officers, promoters and control persons, their ages, and all offices and positions held within the Company. Directors are elected for a period of one year and thereafter serve until their successor is duly elected by the stockholders and qualified. Officers and other employees serve at the will of the Board of Directors.

Name of Director   Age   Term Served as            Positions with EMPS
----------------   ---   --------------            -------------------
Louis Naegle       36    Since January 30, 2001    President, Treasurer, and
                                                   Director

Timothy L. Adair   36    Since January 30, 2001    Principal Accounting Officer,
                                                   Secretary and Director

         The above named individuals serve as the Company's officers and/or directors. A brief description of their positions, proposed duties and their background and business experience follows:

         Louis Naegle, President, Treasurer and Director. Mr. Naegle graduated from the University of Utah in 1991 with a Bachelor of Arts degree in Political Science. Mr. Naegle brings over 13 years experience in marketing and sales. He earned top sales awards while working for a large international home builder. In 1996-1997, he owned a successful sales consulting business with annual sales revenue of about $70,000. From 1994 through 1998, Mr. Naegle was employed as a sales agent for Equimark Properties, Inc. Since 1998, he has been a licensed real estate broker. Mr. Naegle has sold over $30,000,000 in real estate. He currently owns LISN Investments, LC., a limited liability company used for the purchase and sale of real estate. He also brings experience from the international arena where he served as liaison in the former Soviet Union for SATCO International, a trading company specializing in tourism and sales of consumer products.

         Timothy L. Adair, Principal Accounting Officer, Secretary and Director. For more than ten years, Mr. Adair has worked at Intermountain Health Care in Salt Lake City. Mr. Adair currently acts as a HR Analysis Manager where he works specifically with Information Systems/Processes and Financial Analysis. Mr. Adair graduated from Brigham Young University in 1988 with a Bachelor of Science degree in Mechanical Engineering and received a Masters of Business Administration from Brigham Young University in 1990. Prior to his current position, Mr. Adair has six years previous experience as a Financial Analyst and a Compensation Analyst. Mr. Adair has had nearly ten years of real estate investment and management experience. He is a Partner of Adlaw, a real estate holding and management partnership. He is also a Member of Forest Property Management LLC, a limited liability company used for the purchase and sale of real estate and accounting services.

Key Consultants

         Raj K. Rajamani, Ph.D. During the past five years, Dr. Rajamani has been a professor at the Metallurgical Engineering Department of the University of Utah. Dr. Rajamani received his Bachelor of Science in Chemical Engineering at the Annamalai University in Madras, India and received his M. Tech. in Chemical Engineering from the Indian Institute of Technology in Kanpur, India. He later received both an M.E. in Chemical Engineering and a Ph.D. in Metallurgy from the University of Utah. Dr. Rajamani has done research and published extensively on ultra fine grinding, computational fluid dynamics applications, electrodynamic separation of particles and has done modeling of grinding kinetics and charge motion in comminution machines. Dr. Rajamani supports the Company as a consultant on an as needed basis. Dr. Rajamani is 53 years old.

         Vladimir Leonidovich Saveliev, Ph.D. During the past five years, Dr. Saveliev has worked as a Senior Researcher at the Institute of Ionosphere and Higher Energy Physics, Academy of Sciences of the Republic of Kazakhstan, in Almaty, Kazakhstan. Dr. Saveliev specializes in the fields of plasma physics, electrodynamics, propagation of radio waves, kinetic theory, applied mathematics, Monte-Carlo method and numerical simulation. His extensive education includes a 1966 Specialized Physics, Mathematics and Chemistry certificate, a 1971 Master of Science degree from Novosibirsk State University in Physics, 1982 Degree, Candidate of Physical and Mathematical Sciences, which is equivalent to a Ph.D. Defended at the Institute of Theory and Applied Mechanics, Novosibirsk Scientific Center and a 1990 Academic Rank of Senior Researcher, certified by the High Certification Committee at Ministry Council of USSR. Dr. Saveliev began his professional career at the Institute of High Energy Physics, Academy of Sciences of SazSSR in 1971. He has been advisor to the Ph.D. Thesis of several scientists and a Senior Researcher, Scientific Consultant, Leading Researcher. He is a member of the American Mathematic Society, Referee of European Physics Letters and other journals, Expert of Ministry of Science - Academy of Sciences Republic of Kazakhstan. Dr. Saveliev is widely published in the areas of electromagnetics, plasma dynamics and ionosphere excitation. Dr. Saveliev is 52 years old.

Family Relationships

         There are no family relationships between any of the Company's officers and directors.

Involvement in Legal Proceedings

         To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

         (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

         (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

         (3) was the subject of any order, judgement or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities;

                  (i) acting as a future commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, of engaging in or continuing any conduct or practice in connection with such activity;

                  (ii) engaging in any type of business practice; or

                  (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

         (4) was the subject of any order, judgement, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

         (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated;

         (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.


Item 6.  Executive Compensation.

         The following chart sets forth the compensation paid to each Officer and Director of the Company, from the Company, for the last twelve months and the planned compensation during the next twelve months.

                                            SUMMARY COMPENSATION TABLE

                                                                            Long Term            Compensation
                                     Annual Compensation               Awards                 Payouts
                                                                       Restricted
Name and Principal                          Bonus     Other Annual     Stock        Options/   LTIP         All Other
Position                   Year    Salary     $       Compensation     Awards         SARs    Payout      Compensation
------------------         ----    ------   -----     ------------     -----------  --------  ------      ------------
Louis Naegle               2002      -0-     -0-           -0-             -0-         -0-      -0-            -0-
President                  2001      -0-     -0-           -0-             -0-         -0-      -0-            -0-

Tim Adair                  2002      -0-     -0-           -0-             -0-         -0-      -0-            -0-
Secretary                  2001      -0-     -0-           -0-             -0-         -0-      -0-            -0-

         No other compensation has been paid directly or accrued to any other officer or director of the Company to date. The Company has no policy for compensating its directors for attendance at Board of Directors meetings or for other services as directors.

         Compensation of officers and directors is determined by the Company's Board of Directors and is not subject to shareholder approval. The Company has no agreement at this time, with any officer, director or key employee, regarding employment with the Company or compensation for services.

         The Company has no retirement, pension, or benefit plan at the present time, however, the Board of Directors may adopt plans as it deems to be reasonable under the circumstances.

Employment Contracts and Termination of Employment and Change in Control Arrangement

         The Company has no employment agreements with its employees or executive officers. In the past three years no executive officer has received any amounts in connection with an executive officer's resignation, retirement, or other termination. No executive officer received any amounts in the last three years in connection with a change in control of the Company of a change in the executive officer's responsibilities after a change in control.

Item 7.  Certain Relationships and Related Transactions.

         The Company does not anticipate engaging in any significant dealings with affiliates. If, however, there are dealings with related parties in the future, the Company will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person.

         The Company is currently a majority owned subsidiary of EMPS Corporation, a Nevada corporation, which currently owns 3,000,000 or 91% of the issued and outstanding common stock of the Company.


Item 8.  Description of Securities

Description of Common Stock.

         The Company has authorized capital stock consisting of 50,000,000 shares of common stock with a $.001 par value. The Company currently has 3,300,000 shares issued and outstanding, all of which is validly issued, fully paid and non-assessable. Holders of common stock are entitled to receive dividends when declared by the Board of Directors out of funds legally available therefore. Any such dividends may be paid in cash, property or shares. The Company has not paid any dividends since inception. All dividends will be subject to the discretion of the Company's Board of Directors, and will depend upon, among other things, the operating and financial conditions, capital requirements and general business conditions. Therefore, there can be no assurance that any dividends on the shares will be paid in the future.

         All shares have equal voting rights and, when validly issued and outstanding, will have one vote per share on all matters to be voted upon by the shareholders. Cumulative voting in the election of directors is not allowed, and a quorum for shareholder meetings shall result from a majority of the issued and outstanding shares present in person or by proxy. Accordingly, the holders of a majority of the shares present, in person or by proxy at any legally convened shareholders' meeting at which the Board of Directors is to be elected, will be able to elect all directors and the minority shareholders will not be able to elect a representative to the Board of Directors.

         Shares have no preemptive or conversion rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. Each share is entitled to share pro rata any assets available for distribution to holders of its equity securities upon our liquidation.

         During the pendency of the offering, subscribers will have no rights as stockholders until the offering has been completed and the shares have been issued to them.

Description of Stock Options.

         The Company has adopted the EMPS Research Corporation 2003 Stock Option Plan (the "Plan") allowing it to offer key employees, officers, directors, consultants and sales representatives, an opportunity to acquire a proprietary interest in the Company. The various types of incentive awards which may be provided under the Stock Option Plan will enable the Company to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business. To date the Company has not issued any options pursuant to the Plan. The total number of shares reserved and available for distribution under the Plan is 5,000,000 shares. These shares underlie the options issued by the Company pursuant to the Plan. The option holders will not be protected against dilution if the Company issues additional shares in the future. Neither the options, nor the shares underlying the option have preemptive rights.

         In the case of any reclassification, change, consolidation, merger, sale or conveyance of our shares to another corporation, the Company will make adequate provision whereby the registered holder of any outstanding option will have the right thereafter to receive an exercise of the options immediately prior to the reclassification, change, consolidation, merger, sale or conveyance of the Company shares.

         Other provisions of the options are set forth below. This information is subject to the provisions of the Plan and the Stock Option Certificates representing the options. The following information is a summary of the EMPS Research Corporation 2003 Stock Option Plan and is qualified by reference to the plan.

         1. The shares underlying the Options offered pursuant to the Plan are subject to the same rights and restrictions as other shares.

         2. Once an option is granted, it may not be called by the Company.

         3. The options may not be sold prior to six months from the date of the grant of the related award without our prior approval.

         4. Unless exercised within the time provided for exercise, the options will automatically expire.

         5. The exercise price per share purchasable under a stock option shall be determined by the Committee at the time of grant and may not be less that 100% of Fair Market Value of the shares, provided however, that the exercise price of an Incentive Stock Option granted to a 10% Stockholder shall not be less than 110% of the Fair Market Value of the shares.

         6. There is no minimum number of shares which must be purchased upon exercise of the option.

         7. The option holders, in certain instances, are protected against dilution of their interest represented by the underlying shares upon the occurrence of stock dividends, stock splits, reclassifications and mergers.

Transfer Agent.

         The Company's transfer agent and registrar is Interwest Transfer Company, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, Telephone (801) 272-9294.

                                     PART II

Item 1. Market Price of and Dividends on Registrants Common Equity and Other Shareholder Matters.

         The Company's shares are not traded publicly. The Company, however, may apply for trading on the Over-the-Counter Bulletin Board ("OTCBB") at a future date. The Company currently has 3,300,000 shares outstanding held by 2 shareholders.

         As of the date of this registration statement none of the Company's common shares are subject to outstanding options or warrants to purchase, or securities convertible into, common shares of the Company. Of the 3,300,000 restricted shares the Company currently has outstanding, approximately 33,000 shares are eligible for resale pursuant to Rule 144 every 90 days. The Company has no agreements to register shares on behalf of shareholders currently holding unregistered securities. The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividend is subject to limitations imposed by Utah law. Under Utah law, dividends may be paid to the extent that the corporation's assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business.


Item 2.  Legal Proceedings.

         To the knowledge of management, there is no material litigation or governmental agency proceeding pending or threatened against the Company or its management. Further, the Company is not aware of any material pending or threatened litigation or governmental agency proceeding to which the Company or any of its directors, officers or affiliates are or would be a party.


Item 3. Changes in and disagreements with accountants on accounting and financial disclosure

         None.


Item 4.  Recent Sales of Unregistered Securities.

         On February 14, 2001, the Company issued 1,000,000 restricted common shares to EMPS Corporation pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933, as amended. The shares were issued in exchange for right, title and interest of one US Patent and two continuation in part US Patents (the book value of all three patents was $2,636), for organization costs in the amount of $264 and for cash in the amount of $2,100.

         On December 23, 2002, the Company filed an amendment to its Articles of Incorporation effecting a one for three forward split of its issued and outstanding common stock resulting in 2,000,000 shares being issued to EMPS Corporation, the sole shareholder at the time.

         On December 31, 2002, the Company issued 300,000 restricted common shares to Techgrand Company, Ltd., a Hong Kong Ltd. company, pursuant to an exemption from registration provided under Regulation S as promulgated by the Securities and Exchange Commission, under the Securities Act of 1933, as amended. The Company received $30,000 in cash.


Item 5.  Indemnification of Directors and Officers

         The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

         The Company's Articles of Incorporation and Bylaws limit liability of and indemnify its Officers and Directors to the full extent permitted by the Utah Revised Business Corporation Act ("Utah Act").

         Under the Utah Act, a Utah corporation has the authority to indemnify officers and directors:

         (1) Except as provided in Subsection (4), a corporation may indemnify an individual made party to a proceeding because he is or was a director, against liability incurred in the proceeding if:

                  (a) his conduct was in good faith; and

                  (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

         (2) A director's conduct with respect to any employee benefit plan for a purpose he reasonably believed to be in or not opposed to the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of Subsection (1)(b).

         (3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

         (4) A corporation may not indemnify a director under this section:

                  (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

                  (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

         (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

         In accordance with the Utah Act indemnification may also be provided as follows:

         (1) an officer of the corporation is entitled to mandatory indemnification, and is entitled to apply for court-ordered indemnification, in each case to the extent as a director.

         (2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

         (3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

                                    PART F/S

                      [THIS SPACE INTENTIONALLY LEFT BLANK]

                            EMPS RESEARCH CORPORATION
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                      WITH

                          INDEPENDENT AUDITOR'S REPORT

                            EMPS RESEARCH CORPORATION
                          (A Development Stage Company)


                                    CONTENTS


                                                                     PAGE


Independent Auditor's Report                                           F-3

Balance Sheets                                                         F-4

Statements of Operations                                               F-5

Statement of Stockholders' Equity                                      F-6

Statements of Cash Flows                                               F-7

Notes to Financial Statements                                          F-8

Independent Auditor's Report


Board of Directors
EMPS RESEARCH CORPORATION


I have audited the accompanying balance sheets of EMPS Research Corporation (a development stage company) as of December 31, 2002 and 2001 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2002 and the period from inception (January 31, 2001) to December 31, 2001 and the period from inception (January 31, 2001) to December 31, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EMPS Research Corporation (a development stage company) at December 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 31, 2002 and the period from inception (January 31, 2001) to December 31, 2001 and the period from inception (January 31, 2001) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


/s/ David T. Thomson, PC
-----------------------------------

Salt Lake City, Utah
February 11, 2003

                                            EMPS RESEARCH CORPORATION
                                          (A Development Stage Company)

                                                 BALANCE SHEETS

                                                      ASSETS

                                                                                   December 31,      December 31,
                                                                                       2002              2001
                                                                                 ----------------- -----------------
CURRENT ASSETS:
     Cash                                                                         $       34,437      $       6,406
     Prepaid expenses                                                                      3,441                  -
                                                                                  --------------      -------------
               Total Current Assets                                                       37,878              6,406
                                                                                  --------------      -------------
OTHER ASSETS
     Patents and deferred patent costs, net of amortization
       of $385 and $180                                                                    2,251              4,601
                                                                                  --------------      -------------
               Total Other Assets                                                          2,251              4,601
                                                                                  --------------      -------------
TOTAL ASSETS                                                                      $       40,129      $      11,007
                                                                                  ==============      =============

                               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable                                                             $          719      $       3,013
     Franchise tax payable                                                                   100                100
     Deferred revenue                                                                     11,232              3,231
     Due to Parent                                                                             -              2,145
                                                                                  --------------      -------------
               Total Current Liabilities                                                  12,051              8,489
                                                                                  --------------      -------------

STOCKHOLDERS' EQUITY (DEFICIT):
     Common stock; $.001 par value, 50,000,000
       shares authorized, 3,300,000 and 1,000,000 shares
       issued and outstanding respectively                                                 3,300              1,000
     Additional paid-in capital                                                           33,845              4,000
     Deficit accumulated during the development stage                                     (9,067)            (2,482)
                                                                                  --------------      -------------
               Total Stockholders' Equity (Deficit)                                       28,078              2,518
                                                                                  --------------      -------------
TOTAL LIABILITIES AND STOCKHOLDERS'  EQUITY                                       $       40,129      $      11,007
                                                                                  ==============      =============


                  The accompanying notes are an integral part of these financial statements.

                                                       F-4

                                            EMPS RESEARCH CORPORATION
                                          (A Development Stage Company)

                                            STATEMENTS OF OPERATIONS

                                                                                       From
                                                                                    Inception
                                                                   For the      (January 31, 2001)     Cumulative
                                                                  Year Ended            to             During The
                                                                 December 31,       December 31,       Development
                                                                     2002               2001              Stage
                                                                -------------       ------------      -------------
REVENUE                                                         $           -       $          -      $           -
                                                                -------------       ------------      -------------

EXPENSES
     General and administrative                                         6,377              2,263              8,640
     Amortization expense                                                 205                180                385
                                                                -------------       ------------      -------------
          Total Expenses                                                6,582              2,443              9,025
                                                                -------------       ------------      -------------

NET INCOME (LOSS) FROM OPERATIONS                                      (6,582)            (2,443)            (9,025)

OTHER INCOME (EXPENSE)
     Grant revenue, net of grant expenses of $77,923,
       $62,157and $140,080                                                  -                  -                  -
     Interest expense                                                      (3)               (39)               (42)
                                                                -------------       ------------      -------------
          Total income (expense)                                           (3)               (39)               (42)
                                                                -------------       ------------      -------------
NET INCOME (LOSS)                                               $      (6,585)      $     (2,482)     $      (9,067)
                                                                =============       ============      =============

EARNINGS (LOSS) PER SHARE                                       $       (0.00)      $      (0.00)     $       (0.00)
                                                                =============       ============      =============
WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING                                                3,025,000          3,000,000          3,012,500
                                                                =============       ============      =============

                  The accompanying notes are an integral part of these financial statements.

                                                       F-5

                                              EMPS RESEARCH CORPORATION
                                            (A Development Stage Company)

                                          STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                               Deficit
                                                                                                             Accumulated
                                                                            Common Stock       Additional    During The
                                                                       ---------------------     Paid-in     Development
                                                                        Shares       Amount      Capital        Stage
                                                                       ---------    --------    ---------     ---------
BALANCE, January 31, 2001 (inception)                                          -    $      -    $       -     $       -

Shares issued to parent in exchange for assignment
  of patents and other consideration at $.005 per share,
  January 31, 2001                                                     1,000,000       1,000        4,000             -

Net income (loss) from inception (January 31, 2001) to
  December 31, 2001                                                            -           -            -        (2,482)
                                                                       ---------    --------    ---------     ---------
BALANCE, December 31, 2001                                             1,000,000       1,000        4,000        (2,482)

Capital contributed by parent upon forgiveness of debt
  on September 30, 2002                                                        -           -        2,145             -

Shares issued pursuant to a 3 for 1 forward split authorized
  on November 29, 2002 with no change in par value                     2,000,000       2,000       (2,000)            -

Shares issued for cash at $.10 per share on December 31, 2002            300,000         300       29,700             -

Net income (loss) for the year ended
  December 31, 2002                                                            -           -            -        (6,585)
                                                                       ---------    --------    ---------     ---------

BALANCE, December 31, 2002                                             3,300,000    $  3,300    $  33,845     $  (9,067)
                                                                       =========    ========    =========     =========


                  The accompanying notes are an integral part of these financial statements.

                                                     F-6

                                            EMPS RESEARCH CORPORATION
                                          (A Development Stage Company)

                                            STATEMENTS OF CASH FLOWS


                                                                                                    From
                                                                                                  Inception
                                                                            For the           (January 31, 2001)   Cumulative
                                                                           Year Ended                 to           During The
                                                                           December 31,           December 31,     Development
                                                                               2002                  2001            Stage
                                                                           ------------           ------------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Cash from grant                                                       $     85,924           $     65,388     $  151,312
     Cash paid for interest                                                          (3)                   (39)           (42)
     Cash paid for grant expenses                                               (77,922)               (58,880)      (136,802)
     Cash paid for non grant expense                                             (9,868)                (2,163)       (12,031)
     Cash paid for taxes                                                           (100)                     -           (100)
                                                                           ------------           ------------     ----------
          Total cash used in operating activities                                (1,969)                 4,306          2,337
                                                                           ------------           ------------     ----------
CASH FLOW FROM INVESTING ACTIVITIES:                                                  -                      -              -
                                                                           ------------           ------------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Sale of common stock for cash                                               30,000                  2,100         32,100
                                                                           ------------           ------------     ----------
          Total cash provided by financing activities                            30,000                  2,100         32,100
                                                                           ------------           ------------     ----------
NET INCREASE (DECREASE) IN CASH                                                  28,031                  6,406         34,437

CASH - BEGINNING OF PERIOD                                                        6,406                      -              -
                                                                           ------------           ------------     ----------
CASH - END OF PERIOD                                                       $     34,437           $      6,406     $   34,437
                                                                           ============           ============     ==========

RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
   PROVIDED (USED) BY OPERATING ACTIVITIES

NET INCOME (LOSS)                                                          $     (6,585)          $     (2,482)    $   (9,067)
                                                                           ------------           ------------     ----------
Adjustment to reconcile net income (loss) to net
     cash provided (used) by operating activities
          Amortization of patent costs                                              205                    180            385
          Organization costs paid by issued common stock                              -                    264            264
          Patent write-off                                                        2,145                      -          2,145
          Change in assets and liabilities
            (Increase) in prepaid expenses                                       (3,441)                     -         (3,441)
            Increase in accounts payable                                         (2,294)                 3,013            719
            Increase (decrease) in franchise tax payable                              -                    100            100
            Increase (decrease) in deferred revenue                               8,001                  3,231         11,232
                                                                           ------------           ------------     ----------
                    Total Adjustments                                             4,616                  6,788         11,404
                                                                           ------------           ------------     ----------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                           $     (1,969)          $      4,306     $    2,337
                                                                           ============           ============     ==========

NONCASH TRANSACTIONS
     Common stock issued to pay for organization costs                     $          -           $        264     $      264
                                                                           ============           ============     ==========
     Forgiveness of payable to Parent for patent costs                     $      2,145           $          -     $    2,145
                                                                           ============           ============     ==========
     Commons stock issued for assignment of patents from Parent            $          -           $      2,636     $    2,636
                                                                           ============           ============     ==========


                  The accompanying notes are an integral part of these financial statements.

                                                   F-7

                            EMPS RESEARCH CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization - EMPS Research Corporation (The Company) was organized under the laws of the State of Utah on January 31, 2001 and has elected a fiscal year end of December 31st. EMPS Corporation (Parent) formed the Company by giving cash and other consideration in exchange for all of the issued and outstanding shares of EMPS Research Corporation (See note 3). The Company was formed for the purpose of furthering development and marketing of patented technology for commercially separating nonmagnetic particulate material from other materials without heat or water. The Company has not commenced planned principle operations and is considered a development stage company as defined in SFAS No. 7. The Company has three patents having to do with the business purpose outlined above.

         Financial statements - The accompanying financial statements include only the accounts of EMPS Research Corporation and are not presented on a consolidated basis with EMPS Corporation which is its Parent Company. At December 31, 2002 and 2001 EMPS Corporation owned 91% and 100% of the common stock of EMPS Research Corporation respectively.

         Net Earnings Per Share - The computation of net income (loss) per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

         Assignment of Patent Rights - The Company is amortizing its cost associated with the acquisition of its patents over a remaining life of
         12.8 years using the straight-line method. This life is the legally remaining protected lives of the patents.

         Income Taxes - Due to losses at December 31, 2002 and 2001, no provisions for income taxes has been made. There are deferred income taxes resulting from income and expense items being reported for financial accounting and tax reporting purposes in different periods. The difference arises from the accelerating of the write-off of organization costs for financial statement purposes as compared to amortizing over 60 months for tax purposes.

         Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company did not have non-cash investing activities during the presented periods for 2002 and 2001.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Grant revenue recognition - The DOE grant is funded on a cost reimbursement basis and payments received from the grant are treated as earned and recognized as revenue at the time expenditures reimbursable under the grant are made by the Company. The grant has provisions for advance payments. A grant receivable is recorded if expenditures exceed amounts received under the grant and deferred revenue is recorded if payments exceed costs expended under the grant.

                            EMPS RESEARCH CORPORATION
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - EQUITY TRANSACTIONS

         On January 31, 2001, the Parent formed the Company as a wholly owned Subsidiary by giving cash and other consideration in exchange for 1,000,000 shares of the Company's common stock. The Company was incorporated on January 31, 2001 in the State of Utah. At that time the Parent owned all of the issued and outstanding common shares of the Company (1,000,000 shares). The consideration given by the Parent to the Company for its shares was $2,100 of cash, payment of organization costs of $264 on behalf of the Company and the assignment of three Patents owned by the Parent to the Company at their book value (historical costs) at time of assignment in the amount of $2,636. Thus, the Parent paid a total price of $5,000 for the 1,000,000 shares of common stock of the Company.

         On November 29, 2002, the stockholder (Parent) approved a 3 for 1 forward stock split of the issued and outstanding common shares of the Company. At the time of the stock split the number of shares authorized and the par value of the common shares remained unchanged. As a result of the split, 2,000,000 additional shares were issued, and additional paid in capital was reduced by $2,000. All references in the accompanying financial statements to the number of common shares and per-share amounts have been restated to reflect the stock split.

         On December 31, 2002, the Company sold 300,000 shares of its common stock for cash at $.10 per share for a total amount of $30,000. The shares were sold to Techgrand Company Ltd., a Hong Kong company, which owns shares of the common stock of the Company's Parent. At the completion of the transaction the Company was no longer a wholly owned subsidiary of EMPS Corporation.

NOTE 3 - RELATED PARTY TRANSACTIONS

         The Company has no employees. As of December 31, 2002 and 2001 no compensation was paid or accrued to any officers or directors of the Corporation due to the fact that it is of only nominal value. Starting in the first quarter of 2001 and through the second quarter of 2001, compensation was paid to the project manager of the government grant issued to the Company (see note 3) in the amount of $20,000. The project manager was a related party to the Company at the time of the payment.

         The Company is receiving free office space through a related Party. The value of the free rent to date has been of nominal value.

         The Company decided to abandon its continuation-in-part (CIP) patent application during the quarter ended September 30, 2002. At December 31, 2001, the costs associated with this application were recorded as deferred patent costs. After abandonment, the costs for the CIP patent application were deemed by the Company to have no future value and the costs were expensed. The total amount paid for the CIP patent application was $2,145 and was paid in behalf of the Company by its Parent. The Parent by corporate resolution dated September 30, 2002 has forgiven the debt. By corporate resolution dated September 30, 2002, the Company decided to treat the forgiveness of repayment for the $2,145 advanced as a capital contribution.

                            EMPS RESEARCH CORPORATION
                          (Development Stage Companies)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 - INCOME TAXES

         Income tax expense consists of the following components:

                                                             2002          2001
                                                             ----          ----
         Current                                         $       -     $      -
         Estimated deferred tax liability (benefits)        (1,355)        (368)
         Less valuation allowance                            1,355          368

         Net                                             $       -     $      -

         At December 31, 2002 and 2001, the Company had net federal operating losses (NOL) of $6,628 and $2,273, which can be carried forward to offset operating income. The Company's NOL will expire between the years 2022 and 2021. Valuation allowances totaling $1,355 and $368 have been established for deferred tax assets associated with the above NOL for 2002 and 2001 and for the amortizing of organization costs for tax purposes for the same periods. The change in the NOL allowances for 2002 and 2001 was $987 and $368.


NOTE 5 - DEPARTMENT OF ENERGY AWARD

         The Department of Energy (DOE), through its Office of Industrial Technologies (OIT) 2000 Inventions and Innovation (I&I) Program awarded a grant to the Company during 2001. The Company's application was titled "Development of a High-Frequency Eddy-Current Separator". The grant was approved in the amount of $199,000. The project period is from February 1, 2001 to January 31, 2003 and has subsequently been extended to May 31, 2003. Specific amounts have been subcontracted to two entities to assist in the research to be conducted under the grant. During the year ended December 31, 2002 the Company had incurred grant expenses in the amount of $77,923 and from inception through December 31, 2001, the Company had incurred grant expenses in the amount of $62,157. Total grant expenses from inception through December 31, 2002 is $140,080.

NOTE 6 - PATENTS

         The cost of the patents being amortized is $2,635. The amortization expense for the periods ending December 31, 2002 and December 31, 2001 was $205 and $180 respectively. The amortization expense for the next five years is anticipated to be the same for each year and that amount is $205 per year.

                                    PART III


Item 1. Index and Description of Exhibits


Exhibit
Number            Title of Document                                    Location
------            -----------------                                    --------

3.(1).1           Articles of Incorporation                            Attached

3.(1).2           Amendments to Articles of                            Attached
                  Incorporation

3.2               Bylaws                                               Attached

4.1               EMPS Research Corporation 2003                       Attached
                  Stock Option Plan

10.1              Assignment of Patents                                Attached

10.2              Subcontract Agreement                                Attached

21.1              Subsidiaries of Registrant                           Attached

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

                                                 EMPS RESEARCH CORPORATION



Date: March ___, 2003                            /s/ Louis Naegle
                                                --------------------------------
                                                 Louis Naegle, President



Date: March ___, 2003                            /s/ Timothy L. Adair
                                                --------------------------------
                                                 Timothy L. Adair, Secretary

                                       24